File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

(Filed July 28, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated July 28, 2009

Release

Vitro Reports 2Q'09 Declines of 36% and 32.5% in Sales and EBITDA

San Pedro Garza Garcia, Nuevo Leon, Mexico - July 28, 2009 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), one of the world's largest producers and distributors of glass products, today announced 2Q'09 unaudited results. Year-over-year consolidated net sales declined 36.0 percent affected by a 28 percent peso depreciation during last twelve months, lower volumes and the deconsolidation in December 2008 of Comegua - the Company's glass container venture in Central America -. Consolidated EBITDA decreased 32.5 percent YoY while the consolidated EBITDA margin increased to 12.4 percent from 11.7 percent in the same period last year. On a comparable basis, excluding Comegua, consolidated net sales during 2Q'09 declined 31.1 percent YoY while EBITDA decreased 27.2 percent during the same period.

FINANCIAL HIGHLIGHTS*

	2Q'09	2Q'08	% Change
Consolidated Net Sales	**464**	**725**	*-36.0%*
Glass Containers	**249**	**392**	*-36.4%*
Flat Glass	**210**	**324**	*-35.1%*
Cost of Sales	**330**	**540**	*-38.8%*
Gross Income	**133**	**185**	*-28.0%*
Gross Margins	*28.8%*	*25.6%*	*3.2 pp*
SG&A	**109**	**143**	*-23.9%*
SG&A % of sales	*23.5%*	*19.7%*	*3.8 pp*
EBIT	**25**	**42**	*-42.1%*
EBIT Margins	*5.3%*	*5.8%*	*-0.5 pp*
EBITDA	**57**	**85**	*-32.5%*
Glass Containers	**56**	**64**	*-13.3%*
Flat Glass	**2**	**22**	*-90.9%*
EBITDA Margins	*12.4%*	*11.7%*	*0.7 pp*
Net Income	**62**	**5**	-
Net Income Margins	*13.3%*	*0.7%*	*+13 pp*
Total Debt	**1,488**	**1,426**	*4.3%*
Short Term Debt (1)	**1,389**	**143**	*873.8%*
Long Term Debt	**99**	**1,283**	*-92.3%*
Cash & Cash Equivalents (2)	**100**	**77**	*29.8%*
Total Net Debt	**1,388**	**1,349**	*2.8%*

* Million US$ Nominal

(1) Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term

(2) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivatives instruments accounted for in other current assets. Beginning in 1Q'09, restricted cash only includes cash collateralizing debt. Please refer to the Consolidated Financial Position section

Commenting on the results for the quarter, Mr. Hugo Lara, Chief Executive Officer, said, "As anticipated, sales performance again reflected the weak economic environment with the decline aggravated by the depreciation of the Mexican peso. While there is limited visibility in our markets as we look ahead, we continue to maintain operations as usual and to make progress in the implementation of our cost control initiatives and productivity programs developed to adjust production to the current levels of demand. We are pleased to see that our programs showed positive results this quarter and continue to be sustained by our efforts to maintain strict cash management to support the long term viability of operations. We remain committed to working together with our customers, suppliers, creditors, investors to assure continuing progress."

Mr. Claudio Del Valle, Chief Restructuring Officer, noted, "Although the global slowdown in demand had an important impact on our Glass Containers business, the performance of our operations reflected the measures we continue to implement to adjust to this difficult environment and enhance profitability. We continue to maintain our strong customer base and enhance relationships with our suppliers during these trying times. Economic conditions impacted volumes in every one of our markets with the exception of CFT export volumes (Cosmetics, Fragrances & Toiletries). Domestic and export sales measured in US dollars were down year-over-year by 36 percent and 5 percent, respectively. EBITDA, in turn, declined by 13 percent reflecting the positive impact of lower energy costs, the reduction in the workforce to adjust to the drop in demand and benefits from cost reduction initiatives which partially offset the lower sales volumes and higher raw material prices and the impact of the deconsolidation of Comegua."

"Flat Glass sales fell 35 percent this quarter, driven by continued challenging conditions in two of the most affected sectors of the NAFTA economy - automotive and construction, as well as a difficult environment in the construction market in Spain in which Vitro has important exposure. Sales were also negatively impacted by the depreciation of the Mexican peso. In this difficult environment, our focus on new products targeted to glass transformers and the addition of new industrial and automotive clients allowed us to maintain the 2 percentage point increase, reaching 46 percent,  in our share of the Mexican float glass market achieved in 1Q09. Auto glass volumes in the OEM market, in turn, fell 45 percent as a consequence of the industry decline. Float glass export volumes decreased 11 percent year-over-year driven by a slowdown in demand from South American markets. EBITDA fell 91 percent during the period and continued to reflect the ongoing slowdown in the construction and automotive markets. Our efforts in reducing float glass inventory in Mexico has improved cash flow availability but has also affected EBITDA as a result of lower fixed-cost absorption. Prices of certain raw materials were also impacted by the volatility of the exchange rate. These negative effects, however, were partially offset by our meticulous focus on cost controls and the benefit from lower natural gas prices."

"Looking ahead, in light of the continued challenging environment and limited near term visibility, we have decided to revise our EBITDA guidance for 2009 to between US$210-220 million from our original guidance of US$230-240 million. Our Capex guidance of US$74 MM CAPEX for the year remains unchanged."

Commenting on the restructuring process, Mr. Del Valle noted, "We continue conversations with our derivative counterparties and bondholders with the objective of achieving an organized debt restructuring and are now in the process of finalizing a restructuring proposal which we expect to submit to our creditors the first week of August."

In reference to the Company's cost control program, Mr. Del Valle said, "We continue to make progress towards achieving our cost reduction goals while optimizing production capacity. To-date, the cost and production realignment initiatives represent annualized savings of US$82 million, compared with our target of annualized savings of between US$80 and US$120 million."

"As we move forward in this difficult environment, we remain focused on maintaining strict control of our cash position while optimizing working capital management as we monitor progress and recovery in the cyclical industries we serve. Our cost reduction programs have resulted in lower cash needs. In fact, these together with the US$23 million decline in working capital achieved through our efforts to preserve cash, resulted in a positive net free cash flow during the quarter." continued Mr. Del Valle.

"In summary, Vitro like many companies all over the world has been affected by the global economic slowdown as clearly reflected in our numbers. And while we see the impact of the steps we have taken to support and strengthen our operations, we continue to assess the outlook to adjust to conditions and to plan for the return to a stronger worldwide economy. In the meantime, our strict control of operations and cash management have benefited the Company to assure continued operations until there is clear evidence of recovery. Despite these challenges, we continue serving our clients with high quality products while maintaining a close relation with our supply chain." Mr. Lara closed.

Please click on this link to view the full version of the Press Release on our Web Site http://www.vitro.com

All figures provided in this announcement are in accordance with Mexican Financial Reporting Standards (Mexican FRS or NIFs) issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in US dollar terms, unless otherwise stated, and may differ from the peso amounts due to the difference in exchange rates.

This announcement contains historical information, certain management's expectations, estimates and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comision Nacional Bancaria y de Valores.

EFFECTS OF INFLATION

NIF B-10, Effects of Inflation.- CINIF defines two economic environments: a) inflationary environment, when cumulative inflation of the three preceding years is 26 percent or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26 percent, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders' equity and charged to current earnings of the period in which the originating item is realized.

INIF 9, Presentation of Comparative Financial Statements Prepared under NIF B-10.- INIF 9 states that financial data for year 2008 and subsequent years is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as "GAAP". A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) non-cash items related to pension liabilities, (iii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iv) other expenses, net, (v) income tax, (vi) provision for employee retirement obligations, (vii) cumulative effect of change in accounting principle, net of tax and (viii) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance and a portion of our management's compensation and employee profit sharing plan is linked to EBITDA performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business. EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes.

We also calculate EBITDA in connection with covenants related to some of our financings. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under U.S. GAAP or Mexican FRS. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with Mexican FRS, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company's overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. The EBITDA presented herein relates to Mexican FRS, which we use to prepare our consolidated financial statements.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi /Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

                              Sales                                                                 4

                              EBIT and EBITDA                                            4

                              Consolidated Financing Result                            5

                              Taxes                                                                6

                              Consolidated Net Income                                  6

                              Capital Expenditures                                          7

                              Consolidated Financial Position                          7

                              Cash Flow                                                         8

                              Key Developments                                           10

               Glass Containers                                                              13

               Flat Glass                                                                        14

               Consolidated Financial Statements                                   15

               Segmented Information                                                    16

Consolidated Results

Sales

Consolidated net sales for 2Q'09 decreased 36.0 percent YoY to US$464 million from US$725 million last year, partially affected by a 28.4 percent peso depreciation during last twelve months 2Q'09, lower volumes and the deconsolidation of Comegua. For LTM 2Q'09, consolidated net sales declined 20.1 percent to US$2,149 million from US$2,688 million during the same period last year. Glass Containers sales for the quarter decreased YoY by 36.4 percent while Flat Glass sales declined 35.1 percent over the same period.

During the quarter domestic, export and foreign subsidiaries sales decreased 38.1 percent, 21.9 percent and 43.2 percent YoY respectively.

On a comparable basis, excluding the deconsolidation of Comegua on December 2008, the Company's glass container venture in Central America, consolidated sales during the quarter declined 31.1 percent YoY.

Table 1: Total Sales

Table 1 Sales (Million)	2Q'09	2Q'08	YoY% Change	6M'09	6M'08	YoY% Change	LTM 2009	LTM 2008	YoY% Change
Pesos[1]									
Total Consolidated Sales	6,227	7,504	*(17.0)*	12,292	14,383	*(14.5)*	26,967	29,009	*(7.0)*
Glass Containers	3,347	4,061	*(17.6)*	6,404	7,671	*(16.5)*	14,217	15,118	*(6.0)*
Flat Glass	2,826	3,359	*(15.9)*	5,764	6,547	*(12.0)*	12,450	13,538	*(8.0)*
Domestic Sales	2,565	3,292	*(22.1)*	5,511	6,166	*(10.6)*	12,176	12,360	*(1.5)*
Export Sales	1,885	1,764	*6.8*	3,283	3,432	*(4.3)*	6,399	6,789	*(5.7)*
Foreign Subsidiaries	1,777	2,446	*(27.3)*	3,497	4,786	*(26.9)*	8,392	9,860	*(14.9)*
Nominal Dollars									
Total Consolidated Sales	464	725	*(36.0)*	883	1,365	*(35.3)*	2,149	2,688	*(20.1)*
Glass Containers	249	392	*(36.4)*	461	728	*(36.7)*	1,139	1,404	*(18.9)*
Flat Glass	210	324	*(35.1)*	413	621	*(33.4)*	986	1,252	*(21.2)*
Domestic Sales	202	326	*(38.1)*	388	596	*(34.8)*	951	1,156	*(17.8)*
Export Sales	130	166	*(21.9)*	244	320	*(23.9)*	523	626	*(16.4)*
Foreign Subsidiaries	132	233	*(43.2)*	251	449	*(44.1)*	675	907	*(25.5)*
% Foreign Currency Sales* / Total Sales	56%	55%	*1.5 pp*	56%	56%	*-0.3 pp*	56%	57%	*-1.2 pp*
% Export Sales / Total Sales	28%	23%	*5 pp*	28%	23%	4.2 pp	24%	23%	*1 pp*

* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter decreased 41.4 percent YoY to US$25 million from US$42 million during the same period last year. EBIT margin decreased 0.5 percentage points to 5.3 percent from 5.8 percent. For LTM 2Q'09, consolidated EBIT decreased 44.1 percent to US$121 million from US$217 million during LTM 2Q'08. During this same period, EBIT margin decreased 2.5 percentage points to 5.6 percent from 8.1 percent.

EBIT for the quarter at Glass Containers decreased by 7.1 percent YoY, while at Flat Glass EBIT decreased to negative US$9 million from US$9 million in 2Q'08.

Consolidated EBITDA for the quarter decreased 32.5 percent to US$57 million from US$85 million in 2Q'08. The EBITDA margin rose 0.7 percentage points YoY to 12.4 percent from 11.7 percent due to the workforce adjustment according to market demand, the ongoing cost-reduction programs and lower energy costs, which were partially offset by lower volumes (lower fixed-cost absorption), higher raw materials prices and the deconsolidation of Comegua. For LTM 2Q'09, consolidated EBITDA declined 24.0 percent to US$274 million from US$360 million during the same period last year.

During the quarter, EBITDA at Glass Containers decreased 13.3 percent YoY to US$56 million from US$64 million while EBITDA at Flat Glass decreased 90.9 percent YoY to US$2 million from US$22 million.

On a comparable basis, excluding Comegua, consolidated EBITDA for the quarter decreased 27.2 percent YoY. Comparable EBITDA for the Glass Containers unit declined 4.8 percent YoY in 2Q'09.

For details on both business units please refer to page 13 and 14, respectively.

Table 2: EBIT and EBITDA

Table 2
EBIT and EBITDA
(Million)

	2Q'09	2Q'08	YoY% Change	6M'09	6M'08	YoY% Change	LTM 2009	LTM 2008	YoY% Change
Pesos[1]									
Consolidated EBIT	334	439	*(24.0)*	633	892	*(29.0)*	1,465	2,356	*(37.8)*
Margin	*5.4%*	*5.9%*	*-0.5 pp*	5.2%	6.2%	*-1 pp*	*5.4%*	*8.1%*	*-2.7 pp*
Glass Containers	476	398	*19.7*	924	781	*18.3*	1,804	1,938	*(6.9)*
Flat Glass	(120)	90	--	(277)	190	--	(268)	625	--
Consolidated EBITDA	775	876	*(11.5)*	1,543	1,746	*(11.7)*	3,405	3,906	*(12.8)*
Margin	*12.4%*	*11.7%*	*0.7 pp*	12.5%	12.1%	*0.4 pp*	*12.6%*	*13.5%*	*-0.9 pp*
Glass Containers	748	665	*12.5*	1,460	1,288	*13.3*	2,949	2,853	*3.4*
Flat Glass	27	227	*(88.0)*	37	466	*(92.2)*	360	1,146	*(68.6)*
Nominal Dollars									
Consolidated EBIT	25	42	*(41.4)*	45	85	*(46.6)*	121	217	*(44.1)*
Margin	*5.3%*	*5.8%*	*-0.5 pp*	5.1%	6.2%	*-1.1 pp*	*5.6%*	*8.1%*	*-2.5 pp*
Glass Containers	35	38	*(7.1)*	66	74	*(10.5)*	144	179	*(19.4)*
Flat Glass	(9)	9	--	(20)	18	--	(17)	57	--
Consolidated EBITDA	57	85	*(32.5)*	111	166	*(33.4)*	274	360	*(24.0)*
Margin	*12.4%*	*11.7%*	*0.7 pp*	12.5%	12.2%	*0.3 pp*	*12.7%*	*13.4%*	*-0.7 pp*
Glass Containers	56	64	*(13.3)*	105	122	*(14.2)*	235	264	*(11.1)*
Flat Glass	2	22	*(90.9)*	3	44	*(93.9)*	33	105	*(68.9)*

Consolidated Financing Result

Consolidated financing result for the quarter resulted in a gain of US$64 million from a loss of US$23 million during 2Q'08. This situation was mainly driven by two factors: a non-cash foreign exchange gain of US$104 million during 2Q'09 due to a 7.9 percent QoQ appreciation of the peso compared with a 3.9 percent appreciation in the same period last year, and lower other financial expenses due to the change in the mark-to-market, which does not represent a cash expense, from the open natural gas positions of the Company's financial derivative instruments executed with Pemex; partially offset by higher accrued interest expense.

For LTM 2Q'09, total consolidated financing result increased to US$778 million from US$100 million mainly driven by higher other financial expenses due to losses derived from derivative transactions and a non-cash foreign exchange loss of US$254 million compared to a non-cash foreign exchange gain of US$64 million during the same period last year, due to 28.4% devaluation of the peso.

Taxes

Total income tax increased from an expense of US$13 million in 2Q'08 to an expense of US$24 million during this quarter due to higher deferred income taxes derived from the non-cash foreign exchange gain due to the peso revaluation on the quarter.

Consolidated Net Income

During 2Q'09 the Company recorded a consolidated net income of US$62 million compared to a net income of US$5 million during the same period last year. This variation is the result of a US$87 million decrease in total financing result mainly derived from a non-cash foreign exchange gain and lower other financial expenses. These factors offset an income tax expense of US$24 million during this quarter compared with an expense of US$13 million during the same period last year, as well as an EBIT decrease of US$17 million, YoY.

Capital Expenditures (CapEx)

Capital expenditures for the quarter totaled US$7 million, compared with US$57 million in 2Q'08. Glass Containers represented 64 percent of total CapEx and was mainly invested in molds and maintenance. Flat Glass accounted for 36 percent and was mainly invested in maintenance.

Consolidated Financial Position

In the balance sheet, the US$85 million cash deposited as collateral for derivative instruments nets the derivative instruments liability claimed by our counterparties and is registered in other current liabilities. Net debt, which is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in current and/or other long term assets, decreased QoQ by US$7 million to US$1,388 million. On a YoY comparison, net debt increased US$39 million.

As of 2Q'09, the Company had a cash balance of US$100 million, of which US$95 million was recorded as cash and cash equivalents and US$5 million was classified as other current assets. The US$5 million is restricted cash collateralizing debt composed of US$1 million recorded at Flat Glass and US$4 million recorded at the Holding Company.

Consolidated gross debt as of June 30, 2009 totaled US$1,488 million, a QoQ increase of US$7 million and a YoY increase of US$62 million.

As of June 30, 2009 Vitro had an aggregate of US$74 million in off-balance sheet financing related to sales of receivables and receivable securitization programs. Flat Glass recorded US$24 million and Glass Containers recorded US$50 million.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	2Q'09	1Q'09	4Q'08	3Q'08	2Q'08
Interest Coverage[1]					
(EBITDA/ Interest Expense) (Times) LTM	1.6	1.7	2.1	2.6	2.6
Leverage[1]					
(Total Debt / EBITDA) (Times) LTM	5.8	6.1	5.6	4.0	3.8
(Total Net Debt / EBITDA) (Times) LTM	5.4	5.7	5.2	3.6	3.6
Total Debt[2]	**1,488**	**1,481**	**1,463**	**1,456**	**1,426**
Short-Term Debt[3]	1,389	1,370	1,337	158	143
Long-Term Debt	99	111	127	1,299	1,283
Cash and Equivalents[4]	100	87	110	128	77
Total Net Debt	**1,388**	**1,395**	**1,354**	**1,329**	**1,349**
Currency Mix (%) dlls&Euros/Pesos	94/6	95/5	96/4	95/5	97/3
Off-balance Sheet Financing					
Total Consolidated Off-Balace Sheet Financing	74	72	113	139	141.0
Glass Containers	50	42	50	66	66
Flat Glass	24	30	63	73	75

(1) Financial ratios are calculated using figures in pesos

(2) Beginning in 4Q'08, total debt does not include US$74 million corresponding to the debt of Comegua, which was deconsolidated starting December 1st, 2008.

(3) Since we are not in full compliance under our bond indentures, the outstanding amount of the Senior Notes debt was reclassified from long-term to short-term

(4) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivative instruments accounted for in current and other long term assets. Restricted cash in 1Q'08 and 2Q'08 correspond to cash deposited in a trust to repay debt and instruments, in 3Q'08 it corresponds to cash collateralizing debt and derivative instruments, and in 4Q'08 and 1Q'09 it only corresponds to cash collateralizing debt.

Cash Flow

Cash flow before CapEx and dividends increased to US$55 million from negative US$3 million in 2Q'08. This was the result of three factors: US$1 million cash taxes recovered compared to US$32 million cash taxes paid during 2Q'08; US$26 million working capital recovery compared to an investment of US$3 million in 2Q'08; and lower net interest paid of US$29 million during 2Q'09 compared to US$52 million in the same quarter last year as the Company did not make the scheduled interest payments due May 1st, 2009 related to Senior Notes due 2013 in order to preserve cash to continue operations. The US$29 million net interest paid include US$18 million in derivative settlements on open natural gas hedges with PEMEX

Available cash and increased debt were used to fund the US$7 million in CapEx investments during the quarter compared with US$57 million in 2Q'08.

For LTM 2Q'09, the Company recorded cash flow before CapEx and dividends of US$178 million compared with US$123 million during the same period last year. The above mentioned increase was due to cash taxes recovered, lower working capital needs and lower net interest paid, which in the aggregate compensated EBITDA decrease. This cash flow coupled with available cash and increased debt was used to fund the US$69 million in CapEx investments.

Table 6: Cash Flow Analysis

Table 6
Cash Flow from Operations Analysis[1]
(Million)

	2Q'09	2Q'08	YoY% Change	6M'09	6M'08	YoY% Change	LTM 2009	LTM 2008	YoY% Change
Pesos[2]									
EBITDA	775	876	*(11.5)*	1,543	1,746	*(11.7)*	3,405	3,906	*(12.8)*
Working Capital[3]	355	(38)	--	(676)	(730)	*(7.4)*	(248)	(423)	*(41.3)*
Cash Flow from Operations	1,129	838	*34.8*	866	1,016	*(14.7)*	3,156	3,483	*(9.4)*
Net Interest Paid	(388)	(547)	*(28.9)*	(541)	(992)	*(45.4)*	(1,484)	(1,377)	*7.7*
Cash Taxes (paid) recovered[4]	12	(330)	--	357	(392)	--	472	(714)	--
Capex	(92)	(589)	*(84.4)*	(185)	(1,272)	*(85.5)*	(836)	(2,633)	*(68.2)*
Dividends	(5)	(170)	*(96.9)*	(10)	(170)	*(93.9)*	(111)	(209)	*(46.8)*
Net Free Cash Flow	656	(798)	--	487	(1,810)	--	1,198	(1,449)	--
Nominal Dollars									
EBITDA	57	85	*(32.5)*	111	166	*(33.4)*	274	360	*(24.0)*
Working Capital[3]	26	(3)	--	(44)	(68)	*(34.7)*	(14)	(42)	*(65.2)*
Cash Flow from Operations	84	82	*2.5*	66	98	*(32.6)*	259	318	*(18.6)*
			--						
Net Interest Paid	(29)	(52)	*(44.5)*	(40)	(94)	*(57.8)*	(119)	(129)	*(7.7)*
Cash Taxes (paid) recovered[4]	1	(32)	--	25	(38)	--	38	(67)	--
Capex	(7)	(57)	*(88.0)*	(13)	(120)	*(89.0)*	(70)	(244)	*(71.5)*
Dividends	(0)	(17)	*(97.7)*	(1)	(17)	*(95.6)*	(10)	(20)	*(48.4)*
Net Free Cash Flow	48	(76)	--	38	(170)	--	98	(141)	--

(1) This statement is a Cash Flow statement and it does not represent a Statement of Cash Flow according with Mexican FRS

(3) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)

(4) Includes PSW (Profit Sharing to Workers)

(5) Also includes interest income, derivative transactions, and interest related to off-balance debt transactions.

Key Developments

FINANCIAL POSITION

Vitro Decides to Terminate its ADR Program in the New York Stock Exchange

On June 22, 2009, the Company announced that it had notified The Bank of New York Mellon ("BNY Mellon") as Depositary of the Certificados de Participacion Ordinaria ("CPOs") representing its outstanding shares, of its decision to terminate the Amended and Restated Deposit Agreement dated December 17, 2007 under which the American Depositary Receipts ("ADRs") were issued. BNY Mellon is required to notify the holders of the ADRs that the Deposit Agreement will terminate on August 24, 2009 (60 days after such notification). The Company will delist its ADRs from the New York Stock Exchange ("NYSE") concurrently with such termination. Among the main reasons for this decision were the low volume of ADRs traded through NYSE (daily average for the last six months was of approximately 18,000 ADRs), the Company's desire to improve the trading of its shares in Mexico, and the high costs associated with the trading of the ADRs on the NYSE.

After the termination of the Deposit Agreement, BNY Mellon is required to deliver three CPOs represented by each ADR to any holder that surrendered ADRs, and after six months, BNY Mellon may sell any remaining CPOs and hold the net proceeds for the benefit of any holders that had not surrendered their ADRs. The shares representing the capital stock of Vitro, S.A.B. de C.V., will continue trading on the Mexican Stock Exchange.

Vitro Approves 2008 Financial Results at Annual Shareholder Meeting

On April 29, 2009, the Company announced that it held its Annual General Shareholders Meeting at which the Company's 2008 financial results were approved. At the meeting, shareholders also approved the 2008 Audit, Corporate Practices and Finance and Planning Committee reports, as well as those of the Board of Directors and the CEO. Shareholders elected Directors for 2009, including a Chairman and Secretary; certified the independent Board members; and elected the Chairman of the Audit and Corporate Practices Committees. Vitro's Board of Directors also opted not to propose a cash dividend payment to shareholders this year, consistent with the current business environment and the extensive cost and expense reduction initiatives being implemented by the Company. The Company expects to invest approximately US$74 million throughout 2009, in the maintenance and optimization of its technology and manufacturing processes. The Company also continues discussions and negotiations with its counterparties and creditors and would like to reiterate its commitment to exploring different alternatives and searching for creative ways to reach a favorable settlement.

Vitro successfully completes funding of trade receivables securitization

On April 1, 2009, the Company announced that it successfully completed the refinancing of its two-tranche trade receivables securitization for two of its wholly owned subsidiaries. The senior tranche is a $550 million peso variable rate investment grade bond. The senior tranche is funded by Ixe Banco, Institucion de Banca Multiple, and Ixe Grupo Financiero, a local Mexican bank. The subordinate tranche is an unrated US$19 million dollar fixed rate bond funded by Rabobank with recourse back to Vitro. Finacity Corporation structured the transaction, and will act as, master servicer, servicer and bond administrator. The funding of the senior tranche with private institutions provides Vitro's Glass Containers business unit with enhanced liquidity to successfully continue its normal operations. As of June 26, 2009, we paid US$9 million of the subordinated tranche to Rabobank and kept the US$10 million remaining balance.

ORGANIZATIONAL CHANGES

Organizational Changes in Vitro's Managing Team

On June 26, 2009, the Company announced that David Gonzalez was appointed as Flat Glass President in order to replace Roberto Rubio, who has decided to join the senior executive team of Libbey Inc., as Vice President, Managing Director of Libbey Mexico starting July 1, 2009. Vitro and Libbey Inc. had a joint venture through Vitro Crisa which ended in 2006. David Gonzalez Morales joined the Company in 1980 and has been in charge of several executive positions and serving as President of Glass Containers since 2007. During the Company's restructuring process, Alfonso Gomez Palacio will be in charge of Glass Containers who was the head of this business unit until he decided to retire in 2007.

AWARDS

Three Vitro glass containers win world class awards as best in categories

On July 2, 2009, the Company announced that for the third consecutive year the World Packaging and Container Organization (WPO) granted its coveted and maximum prize "World Star Award" to three containers manufactured by Vitro, two in the category of beverages and one in the category of health and beauty.

On this occasion, during the annual award ceremony that took place in Mexico City, 136 containers were judged from companies from 32 countries from around the world. The glass bottles of Tequila Real de Mexico (Destileria Morales), The Ultimate Margarita (Casa Cuervo) y Anew Ultimate Contouring eye system (Avon), designed by Vitro were awarded the maximum prize.

AMEE Awards 45 Vitro Glass Containers

On June 30, 2009, the Company announced that the Mexican Packaging and Container Association (AMEE), awarded 45 prizes to glass containers manufactured by Vitro for the wine and liquor, pharmaceutical, food, beverage and cosmetic industries in its annual contest "Stellar Containers and Packaging 2009".

Leading companies such as Pedro Domecq, ConAgra Foods, Tequila Sauza, Grupo Modelo, Grupo Herdez- Del Fuerte, Nestle Nutrition, Casa Cuervo, Avon, y Jafra, among many others, received awards for the innovation and practicality of their glass containers which were developed with the help and strategic vision of Vitro, a company with 100 years of experience in the glass industry.

At the same time AMEE in 2009 organized, for the first time, the competition to award the Sustainable Container Award, a distinction that was also awarded to Vitro.

AMEE represents industries that currently account for 2.5% of national GDP and 12.9% of manufacturing GDP; it has also developed information and diffusion strategies aimed to support its members for the purpose of making Mexican containers renowned world wide.

LEGAL

Vitro Files Initial Responsive Pledging to Lawsuits in the Court of New York

On April 24, 2009, the Company announced that it filed initial responsive pledging to the lawsuits filed by counterparties of derivative financial instruments (the "Counterparties") in the Supreme Court of the State of New York as previously agreed with its Counterparties in the stay agreement which ended April 24, 2009. The Company continues conversations and negotiations with its Counterparties and wishes to reiterate its commitment to continue exploring different alternatives and searching for creative ways to reach a favorable settlement. As the conversations and negotiations continue, Vitro is committed to provide the quality products and services its broadly diversified customers need. For many of our customers and suppliers these are trying times and Vitro will provide support through continued production of quality products and services while these negotiations take place. Vitro, in existence for 100 years, has a strong foundation in place with solid business operations, durable strong franchise and market positions and superior quality products.

Notice in fulfillment to the provisions of article 367 paragraph I of the Ley del Mercado de Valores (Mexican Securities Law)

On April 7, 2009, the Company announced that to fund the irrevocable trust (the "Trust") that manages the stock option plan for employees of Vitro and its subsidiaries, 28,019,069 VITROA shares that were held as treasury stock were allocated and transferred to the Trust. The allocation and transfer announced herein and the relevant event thereof, were executed pursuant to article 367 section I of the Ley del Mercado de Valores (Mexican Securities Law) and articles 58 and 60 of the general provisions applicable to the issuers of securities and other participants of the securities market.

OTHER

Vitro supplies the facade of the spectacular new Terminal 1 at the Barcelona Airport

On July 13, 2009, the Company announced that Vitro Cristalglass, an affiliate of Vitro Europe, supplied 85,000 square meters of architectural glass for the new Terminal 1 (T1) in the El Prat Airport in Barcelona, inaugurated this past June 16th.

Vitro reaches a record number of tons of glass collected for recycling

On June 5, 2009, the Company announced that, in the context of the World Environmental Day, it had presented its 2008 report on Sustainable Development highlighting its success in collecting 128,000 tons of glass for recycling during the year, thanks to its program "For a More Transparent World".

The collection of 128,000 tons of glass for recycling translates into savings of 7.6 million cubic meters of natural gas and avoiding carbon dioxide emissions of 15,111 tons while freeing up 256,000 cubic meters of physical space sites required for the confinement of solid waste. In addition, through the collection efforts for recycling, approximately 470 direct jobs and 2,350 indirect jobs are created. In this manner "For a More Transparent World" becomes the most important recycling program in the industry in Mexico.

Vitro commemorates Earth Month by supporting the campaign for sustainable consumption

On April 23, 2009, the Company announced that in the framework of Earth Month, it is supplying Coca-Cola de Mexico with one million limited edition glass bottles, that are 100 percent recyclable, and will be in the marketplace from April 16, 2009 to May 3, 2009 to support Wal-Mart de Mexico's promotion of consumption of green products throughout all of their stores.

Vitro collaborates with the "Plan Renove" for windows in Madrid

On April 15, 2009, the Company announced that with the purpose of improving the efficiency and energy savings in buildings, Vitro Cristalglass, an affiliate of Vitro in Europe, is actively cooperating with the community of Madrid for the promotion of Plan Renove, a plan begun in 2008, for window replacements in single and multifamily homes. The Plan, authorized by the Government Council for the community of Madrid and agreed upon between Madrid's Economic and Housing Council and the National Manufacturer's Association of insulation materials (ANDIMAT) consists in the replacement of single pane windows with double pane reinforced thermal insulation windows in housing. Through this plan, Madrid becomes the first Spanish community to put in place a Renove plan for windows which will contribute to energy savings in the region as well as the individual consumer.

Glass Containers

(53 percent of LTM 2009 Consolidated Sales)

Sales

Sales for the quarter decreased 36.4 percent YoY to US$249 million from US$392 million. On a comparable basis, excluding Comegua, which was deconsolidated in December 2008, sales decreased 26.7 percent YoY.

The main drivers behind the 36.4 percent YoY decrease in domestic sales were a 28.4 percent depreciation of the peso during last twelve months 2Q'09 coupled with lower volumes across all segments due to the effect of the tough economic environment on demand.

Export sales decreased 6.4 percent due to lower volumes in almost every segment, except for CFT, which were partially offset by an improved price mix in the food and wine and liquor markets.

Sales from Glass Containers' foreign subsidiaries decreased to US$3 million from US$56 million due to the deconsolidation of Comegua, the Company's subsidiary in Central America, starting December 1st 2008.

EBIT and EBITDA

EBIT for the quarter decreased 7.1 percent YoY to US$35 million from US$38 million in 2Q'08. EBITDA for the same period decreased 13.3 percent to US$56 million from US$64 million. On a comparable basis, excluding Comegua which was deconsolidated in December 2008, EBITDA decreased 4.9 percent YoY.

During this quarter, EBIT and EBITDA were affected by a 28.4 percent depreciation of the peso during last twelve months 2Q'09, lower volumes (lower fixed-cost absorption), higher raw materials prices and the deconsolidation of Comegua which were partially offset by the workforce adjustment according to market demand, the ongoing cost-reduction projects and lower energy costs.

EBITDA from Mexican glass containers operations, which is Glass Container's core business and represents approximately 76 percent of total EBITDA, decreased 16 percent YoY due to the above mentioned factors.

Table 7: Glass Containers

Table 7
Glass Containers
(Million)

	2Q'09	2Q'08	YoY% Change	6M'09	6M'08	YoY% Change	LTM 2009	LTM 2008	YoY% Change
Pesos(1)									
Consolidated Net sales	3,347	4,061	*(17.6)*	6,404	7,671	*(16.5)*	14,217	15,118	*(6.0)*
Net Sales									
Domestic Sales	1,842	2,314	*(20.4)*	3,930	4,290	*(8.4)*	8,669	8,516	*1.8*
Exports	1,465	1,134	*29.2*	2,423	2,187	*10.8*	4,415	4,219	*4.7*
Foreign Subsidiaries	40	613	*(93.4)*	50	1,194	*(95.8)*	1,133	2,383	*(52.5)*
EBIT	476	398	*19.7*	924	781	*18.3*	1,804	1,938	*(6.9)*
EBITDA	748	665	*12.5*	1,460	1,288	*13.3*	2,949	2,853	*3.4*
EBIT Margin	14.2%	9.8%	*4.4 pp*	14.4%	10.2%	*4.2 pp*	12.7%	12.8%	*-0.1 pp*
EBITDA Margin	22.3%	16.4%	*5.9 pp*	22.8%	16.8%	*6 pp*	20.7%	18.9%	*1.8 pp*
Nominal Dollars									
Consolidated Net sales	249	392	*(36.4)*	461	728	*(36.7)*	1,139	1,404	*(18.9)*
Domestic Sales	148	231	*(35.9)*	275	416	*(33.9)*	672	798	*(15.7)*
Export Sales	98	105	*(6.4)*	182	202	*(10.0)*	363	388	*(6.5)*
Foreign Subsidiaries	3	56	*(94.7)*	4	110	*(96.6)*	103	219	*(52.8)*
EBIT	35	38	*(7.1)*	66	74	*(10.5)*	144	179	*(19.4)*
EBITDA	56	64	*(13.3)*	105	122	*(14.2)*	235	264	*(11.1)*
EBIT Margin	14.2%	9.7%	*4.5 pp*	14.4%	10.2%	*4.2 pp*	12.7%	12.7%	*0 pp*
EBITDA Margin	22.3%	16.3%	*6 pp*	22.7%	16.8%	*5.9 pp*	20.6%	18.8%	*1.8 pp*
Glass Containers									
Domestic (Millions of Units)	879	1,305	*(32.7)*	1,647	2,468	*(33.3)*	3,883	4,888	*(20.6)*
Exports (Millions of Units)	344	352	*(2.3)*	640	698	*(8.4)*	1,292	1,392	*(7.2)*
Total	1,222	1,657	*(26.2)*	2,287	3,166	*(27.8)*	5,175	6,280	*(17.6)*
Installed capacity utilization (furnaces)	81%	91%	*-10 pp*						
Alcali (Thousands Tons sold)*	161	169	*(4.8)*	316	333	*(5.1)*	642	636	*1.0*

* Includes sodium carbonate, sodium bicarbonate, sodium chlorine, calcium chlorine

Flat Glass

(46 percent of LTM 2009 Consolidated Sales)

Sales

Flat Glass sales for the quarter decreased 35.1 percent YoY to US$210 million from US$324 million.

Domestic sales decreased 43.0 percent YoY mainly as result of lower volumes in the automotive business line and in the float glass market coupled with the effect on prices of the 28.4 percent peso depreciation during last twelve months 2Q'09.

Export sales decreased 48.7 percent YoY due to lower volumes in the automotive business line coupled with reduced export float glass driven by a slowdown in demand from South American markets.

Automotive sales declined 45 percent YoY driven by lower Original Equipment Manufacturer ("OEM") volumes as a result of the slowdown in the industry demand, the exchange rate effect on the prices of both the domestic Auto Glass Replacement ("AGR") market and the OEM sales portion that is not dollar-denominated, and lower export AGR sales as the Company continues to focus on the domestic replacement market. These factors were partially offset by a 8 percent volume increase YoY in the domestic AGR market during 2Q'09.

Sales from foreign subsidiaries decreased 26.7 percent YoY to US$129 million from US$176 million as a result of weakening markets and softening demand.

EBIT and EBITDA

EBIT for the quarter decreased YoY to negative US$9 million from US$9 million while EBITDA decreased 90.9 percent YoY to US$2 million from US$22 million. During the same period, EBIT and EBITDA margins decreased 7.0 and 5.8 percentage points respectively.

On a YoY comparison, EBIT and EBITDA were affected by lower fixed-cost absorption derived from lower volumes linked to the sluggish construction and automotive markets. In an effort to reduce float glass inventory in Mexico to improve cash flow availability, EBITDA was affected as a result of lower fixed-cost absorption . In addition to these factors, higher raw materials costs also impacted results. All of the above was partially compensated by the cost reduction plan that continues being implemented. On the other hand, this business unit continues with the emphasis on cost reduction projects and value-added products in order to cope with the difficult economic environment.

Table 8: Flat Glass

Table 8
Flat Glass
(Million)

	2Q'09	2Q'08	YoY% Change	6M'09	6M'08	YoY% Change	LTM 2009	LTM 2008	YoY% Change
Pesos(1)									
Consolidated Net sales	2,826	3,359	*(15.9)*	5,764	6,547	*(12.0)*	12,450	13,538	*(8.0)*
Net Sales									
Domestic Sales	669	895	*(25.3)*	1,457	1,711	*(14.9)*	3,207	3,492	*(8.2)*
Exports	420	630	*(33.4)*	860	1,244	*(30.9)*	1,984	2,570	*(22.8)*
Foreign Subsidiaries	1,737	1,833	*(5.3)*	3,447	3,592	*(4.0)*	7,259	7,476	*(2.9)*
EBIT	(120)	90	--	(277)	190	--	(268)	625	--
EBITDA	27	227	*(88.0)*	37	466	*(92.2)*	360	1,146	*(68.6)*
EBIT Margin	-4.2%	2.7%	*-6.9 pp*	-4.8%	2.9%	*-7.7 pp*	-2.2%	4.6%	*-6.8 pp*
EBITDA Margin	1.0%	6.8%	*-5.8 pp*	0.6%	7.1%	*-6.5 pp*	2.9%	8.5%	*-5.6 pp*
Nominal Dollars									
Consolidated Net sales	210	324	*(35.1)*	413	621	*(33.4)*	986	1,252	*(21.2)*
Domestic Sales	50	87	*(43.0)*	105	164	*(36.2)*	254	326	*(22.0)*
Export Sales	31	61	*(48.7)*	62	118	*(47.7)*	160	238	*(32.7)*
Foreign Subsidiaries	129	176	*(26.7)*	247	339	*(27.1)*	572	688	*(16.9)*
EBIT	(9)	9	--	(20)	18	--	(17)	57	--
EBITDA	2	22	*(90.9)*	3	44	*(93.9)*	33	105	*(68.9)*
EBIT Margin	-4.2%	2.8%	*-7 pp*	-4.8%	2.9%	*-7.7 pp*	-1.7%	4.6%	*-6.3 pp*
EBITDA Margin	1.0%	6.8%	*-5.8 pp*	0.7%	7.1%	*-6.4 pp*	3.3%	8.5%	*-5.2 pp*
Volumes									
Flat Glass (Thousands of m2R)(2),(3)	25,781	35,236	*(26.8)*	55,587	67,732	*(17.9)*	116,327	136,896	*(15.0)*
Capacity utilization									
Float Glass furnaces(4)	79%	99%	*-20 pp*						
Flat Glass auto	46%	90%	*-44 pp*						

(1) Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007. For more details please refer to the note regarding the Effects of Inflation on page 2.
(2) Flat Glass volumes only include float and automotive glass manufactured at our Mexican subsidiaries
(3) m2R = Reduced Squared Meters
(4) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Second Quarter						January - June						Last Twelve Months
	Pesos(1)			Nominal Dollars			Constant Pesos			Nominal Dollars			Pesos(1)			Nominal Dollars
	2009	2008	%	2009	2008	%	2009	2008	%	2009	2008	%	2009	2008	%	2009	2008	%
GLASS CONTAINERS
Net Sales	3,371	4,081	-17.4%	251	394	-36.2%	6,436	7,685	-16.3%	463	729	-36.5%	14,275	15,147	-5.8%	1,144	1,407	-18.7%
Interd. Sales	24	20	18.5%	2	2	-10.0%	32	14	127.9%	2	1	140.0%	58	29	99.7%	5	3	80.0%
Con. Net Sales	3,347	4,061	-17.6%	249	392	-36.4%	6,404	7,671	-16.5%	461	728	-36.7%	14,217	15,118	-6.0%	1,139	1,404	-18.9%
Expts.	1,465	1,134	29.2%	98	105	-6.4%	2,423	2,187	10.8%	182	202	-10.0%	4,415	4,219	4.7%	363	388	-6.5%
EBIT	476	398	19.7%	35	38	-7.1%	924	781	18.3%	66	74	-10.5%	1,804	1,938	-6.9%	144	179	-19.4%
Margin (2)	14.2%	9.8%		14.2%	9.7%		14.4%	10.2%		14.4%	10.2%		12.7%	12.8%		12.7%	12.7%
EBITDA	748	665	12.5%	56	64	-13.3%	1,460	1,288	13.3%	105	122	-14.2%	2,949	2,853	3.4%	235	264	-11.1%
Margin (2)	22.3%	16.4%		22.3%	16.3%		22.8%	16.8%		22.7%	16.8%		20.7%	18.9%		20.6%	18.8%

Glass containers volumes (MM Pieces)
Domestic				879	1,305	-32.7%				1,647	2,468	-33.3%				3,883	4,888	-20.6%
Exports				344	352	-2.3%				640	698	-8.4%				1,292	1,392	-7.2%
Total:Dom.+Exp.				1,222	1,657	-26.2%				2,287	3,166	-27.8%				5,175	6,280	-17.6%

Soda Ash (Thousand Tons)				161	169	-4.8%				316	333	-5.1%				642	636	1.0%

FLAT GLASS
Net Sales	2,827	3,375	-16.2%	211	326	-35.4%	5,813	6,573	-11.6%	417	623	-33.1%	12,515	13,571	-7.8%	992	1,255	-21.0%
Interd. Sales	1	16	-92.5%	0	2	-95.0%	49	26	88.5%	4	2	75.0%	65	33	97.0%	6	3	83.3%
Con. Net Sales	2,826	3,359	-15.9%	210	324	-35.1%	5,764	6,547	-12.0%	413	621	-33.4%	12,450	13,538	-8.0%	986	1,252	-21.2%
Expts.	420	630	-33.4%	31	61	-48.7%	860	1,244	-30.9%	62	118	-47.7%	1,984	2,570	-22.8%	160	238	-32.7%
EBIT	(120)	90	--	(9)	9	--	(277)	190	--	(20)	18	--	(268)	625	--	(17)	57	--
Margin (2)	-4.2%	2.7%		-4.2%	2.8%		-4.8%	2.9%		-4.8%	2.9%		-2.2%	4.6%		-1.7%	4.6%
EBITDA	27	227	-88.0%	2	22	-90.9%	37	466	-92.2%	3	44	-93.9%	360	1,146	-68.6%	33	105	-68.9%
Margin (2)	1.0%	6.8%		1.0%	6.8%		0.6%	7.1%		0.7%	7.1%		2.9%	8.5%		3.3%	8.4%

Flat Glass Volumes (Thousand m2R)(3)
Const + Auto				25,781	35,236	-26.8%				55,587	67,732	-17.9%				116,327	136,896	-15.0%

CONSOLIDATED (4)
Net Sales	6,227	7,540	-17.4%	464	729	-36.4%	12,292	14,423	-14.8%	883	1,369	-35.5%	27,011	29,070	-7.1%	2,152	2,694	-20.1%
Interd. Sales	-	36	--	-	4	--	-	40	--	-	4	--	44	61	-27.9%	3	6	-50.0%
Con. Net Sales	6,227	7,504	-17.0%	464	725	-36.0%	12,292	14,383	-14.5%	883	1,365	-35.3%	26,967	29,009	-7.0%	2,149	2,688	-20.1%
Expts.	1,885	1,764	6.8%	130	166	-21.9%	3,283	3,432	-4.3%	244	320	-23.9%	6,399	6,789	-5.7%	523	626	-16.4%
EBIT	334	439	-24.0%	25	42	-41.4%	633	892	-29.0%	45	85	-46.6%	1,465	2,356	-37.8%	121	217	-44.1%
Margin (2)	5.4%	5.9%		5.3%	5.8%		5.2%	6.2%		5.1%	6.2%		5.4%	8.1%		5.6%	8.1%
EBITDA	775	876	-11.5%	57	85	-32.5%	1,543	1,746	-11.7%	111	166	-33.4%	3,405	3,906	-12.8%	274	360	-24.0%
Margin (2)	12.4%	11.7%		12.4%	11.7%		12.5%	12.1%		12.5%	12.2%		12.6%	13.5%		12.7%	13.4%
(1)  Financial data for year 2008 and 2009 is presented in nominal pesos while for previous periods it is expressed in constant pesos as of December 31, 2007.
For more details please refer to the note regarding the Effects of Inflation on page 2.
(2) EBIT and EBITDA Margins consider Consolidated Net Sales.
(3) m2R = Reduced Squared Meters
(4) Includes corporate companies and other's sales and EBIT.

  Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world backed by 100 years of experience. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that form part of the everyday lives of millions of people as well as offering excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. In addition, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life of our employees, as well as the communities where we operate, by generating employment and economic prosperity given our permanent focus on quality and continuous improvement, as well as through our consistent efforts to promote sustainable development. Located in Monterrey, Mexico, and founded in 1909, Vitro currently has major facilities and a broad distribution network in ten countries in the Americas and Europe and the Company's products can be found all around the world. For more information, you can access Vitro's Website at: http://www.vitro.com

  For more information, please contact:

Investor Relations Adrian Meouchi /Carlos Garza Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com cgarza@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

  VITRO, S.A.B. DE C.V.

  By  /s/ Claudio L. Del Valle Cabello
  Name: Claudio L. Del Valle Cabello
  Title: Attorney in Fact

  Date: July 28, 2009